EXHIBIT 4.27

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of October 23, 2025, is entered into by and among Quantum Biopharma Ltd. (the “Company”) and Marrelli Trust Company Limited (the “Rights Agent”).

RECITALS

A. The Company is pursuing legal action against certain financial institutions, including CIBC World Markest, Inc., RBC Dominion Securities Inc. and John Does 1 through 10 for alleged market manipulation of the Company’s Class B Subordinated Vorting Shares (“Class B Shares”) through spoofing activities between January 1, 2020 and April 15, 2024. The Company seeks damages exceeding US$700 million. The case, styled Case 1:24-cv-07972-ER, is filed in the United States District Court for the Southern District of New York (the “Litigation”).

B. The Company desires to provide to its record holders of its Class B Shares as of the Record Date (as defined herein) of non-transferable contractual rights to receive a portion of Net Settlement Proceeds (as defined herein) realized by the Company from the Litigation, if any, on the terms set forth herein.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1
DEFINITIONS

Section 1.1 Definitions. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of more than 30% of the outstanding CVRs, as reflected on the CVR Register.

“Affiliate” has its meaning set out in the Securities Act (Ontario).

“Business Day” means any day other than Saturday, Sunday, or a day on which banks in New York, New York are authorized or required by Law to close.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first such occurrence of a March 31, June 30, September 30, or December 31 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“CVR” means the contractual contingent value right granted under this Agreement, which entitles the Holder to receive payments as set forth in Section 2.4, without any equity, voting or dividend rights; a CVR is a contract right only and is not, and shall not be treated as, a security of the Company for any purpose, including under the Securities Act of 1933, the Exchange Act of 1934, state or provincial “blue sky” laws, or any applicable foreign securities laws.

“CVR Payment” means the aggregate cash amount payable to all Holders for a CVR Payment Period, equal to the CVR Percentage multiplied by Net Settlement Proceeds received during such period, subject to thresholds and reserves under Section 2.4.

“CVR Payment Amount” means, for each Holder for a CVR Payment, an amount equal to the CVR Payment multiplied by a fraction, the numerator of which is the total CVRs held by such Holder and the denominator of which is total outstanding CVRs on the Record Date.

“CVR Payment Period” means each Calendar Quarter during the CVR Term in which the Company or receives Gross Proceeds from the Litigation.

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of the Company, signed on behalf of the Company, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Percentage” means the percentage, which shall be no less than 10% and no greater than 50% of Net Settlement Proceeds, as determined by the Board of Directors of the Company pursuant to a corporate resolution.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Term” means the period beginning on the Effective Date and ending upon the third (3rd) anniversary of this Agreement.

“Effective Date” means October 23, 2025.

“Entitlement” means the non-transferable, issuer-level contractual entitlement recorded by or on behalf of the Company on its shareholder ledger to evidence the number of CVR contract rights associated with each Holder of record as of the Record Date, by holder and quantity/right, using a distinct entitlement class/code separate from all securities classes and series, solely for purposes of payment calculation, corporate action processing and reporting under this Agreement.

“Entitlement Class Code” means the distinct class or code in the Company’s master securityholder file used exclusively to record Entitlements pursuant to Section 2.3, which is not a class or series of any security and does not represent any security issued by the Company.

“Governmental Authority” means any federal, state, provincial, local, or foreign government, regulatory or administrative authority, agency, commission, court, tribunal, or self-regulatory organization, including, without limitation, the U.S. Securities and Exchange Commission, U.S. Federal Trade Commission, U.S. Food and Drug Administration, European Medicines Agency, Health Canada, and Canadian Competition Bureau.

“Gross Proceeds” means, without duplication, the sum of all cash consideration and the value of any marketable consideration actually received by the Company during the CVR Term with respect to the Litigation including cash settlement payments, damages awards, pre- or post-judgment interest, fee or cost awards, and proceeds from enforcement or collection actions, net of any escrowed amounts until actually released to the Company; non-cash consideration is valued as set forth in Section 2.4(g).

“Holder” means, a Person in whose name a CVR is registered in the CVR Register.

“Law” means any applicable federal, state, provincial, local or foreign law, regulation, order or decree.

“Litigation Expenses” means the reasonable and documented out-of-pocket costs and expenses incurred after the date hereof by the Company or its Affiliates directly relating to prosecuting, defending, settling, enforcing or collecting the Litigation, including attorneys’ fees and expenses, expert and consulting fees, discovery vendors, court costs, arbitration/mediation costs, appeal bonds, judgment enforcement costs, third-party funding costs (including contingent interests and success fees), and fees of the Rights Agent to the extent directly allocable to the CVRs.

“Net Settlement Proceeds” means, for any CVR Payment Period, Gross Proceeds actually received during such period, minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with the Company’s accounting practices in the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of the Company, in their respective official capacities.

“Party” means the Company or the Rights Agent.

“Permitted Deductions” means the sum of (without duplication) (a) Taxes imposed on or with respect to Gross Proceeds (including income Taxes) and required withholding; (b) Litigation Expenses; (c) any escrow, reserve, set-off, recoupment, indemnity, refund or clawback amounts reasonably expected to be payable under a settlement or judgment; (d) customary fees and expenses of brokers, banks, advisors and agents directly related to receipt or distribution of Gross Proceeds; and (e) any reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its Affiliates in respect to its performance of this Agreement.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of Law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary; or (e) as provided in Section 2.6.

“Person” means any individual or entity.

“Record Date” means 5:00 p.m. New York City time on October 27, 2025, the date on which the Company fixes holders of record of its Class B Shares entitled to receive CVRs, with one CVR issued per outstanding share.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Tax” means any and all present or future taxes, levies, duties, imposts, assessments, withholdings or charges of any nature whatsoever, together with any interest, penalties or additions thereto, imposed by any Governmental Authority, however denominated, including income, gross receipts, franchise, sales, use, excise, property, transfer, payroll, employment, social security, value added, goods and services, withholding and other taxes; provided that, for the avoidance of doubt, the Rights Agent shall have no duty or obligation to determine, monitor, calculate, collect, report, remit or pay any Tax except to the limited extent of deducting or withholding amounts strictly in accordance with written instructions from the Company under this Agreement, and the Company shall be solely responsible for the accuracy, sufficiency and timeliness of all Tax determinations and obligations and shall indemnify and hold the Rights Agent harmless from any liability arising therefrom except to the extent caused by the Rights Agent’s gross negligence, fraud, bad faith or willful misconduct.

“Transfer Agent” means the Company’s registered transfer agent for its equity securities, acting in its capacity as service provider for the Entitlement ledger functions described in this Agreement; for clarity, the Transfer Agent is not issuing, transferring, or maintaining any security with respect to the CVRs, and acts solely as a recordkeeping and payment processing agent for contractual Entitlements.

ARTICLE 2
CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) On and as of the Record Date, one (1) Entitlement shall be recorded for each share of the Company’s Class B Shares outstanding as of the Record Date in the Entitlement Class Code in the Company’s master securityholder file maintained by the Transfer Agent (or, if applicable, by the Rights Agent acting in such recordkeeping capacity), mapped by holder of record and quantity/right, solely as a contractual entitlement and not as a security.

(b) The Company hereby appoints the Rights Agent to act as Rights Agent for the Company in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable. The CVRs and any Entitlement are non-transferable and may not be sold, assigned, transferred, pledged, encumbered or otherwise disposed of, in whole or in part, and any purported transfer shall be void ab initio; the only permitted updates are administrative changes to the name, address, tax form, or similar profile information of the same beneficial owner of record, or successor record holder updates solely upon death, operation of law, or court order to the extent necessary to reflect succession without enabling tradability, as further limited by Section 2.3(c).

Section 2.3 No Certificate; Registration; Registration of Transfer; Administrative Updates Only.

(a) No certificates or instruments will be issued for CVRs or Entitlements; the exclusive record of ownership shall be the Entitlement ledger recorded in the Entitlement Class Code in the Company’s master securityholder file.

(b) The Transfer Agent shall establish and maintain, for and on behalf of the Company, a distinct Entitlement Class Code on the master securityholder file and a corresponding entitlement register (the “CVR Register”) that reflects, for each Holder of record as of the Record Date, the number of Entitlements by holder and quantity/right; the CVR Register shall be separate from all security classes or series and shall suppress all transfer functionality other than administrative updates described in Section 2.3(c).

(c) The CVR Register shall not support any transfer, withdrawal, deposit, pledge, lien notation, settlement, or other movement functionality; the only permitted updates are: (i) correction of clerical errors; (ii) change of address or tax form; and (iii) successor record holder updates strictly to reflect death, merger, dissolution, or court-ordered succession, each upon receipt of documentation reasonably satisfactory to the Company and the Transfer Agent and without generating or recognizing any consideration, settlement instruction, medallion guarantee, or other transfer instrument customarily associated with securities transfers.

(d) Positions shall not be eligible for processing through DTC, CDS, Euroclear, or any securities depository, and no position or movement shall post to any brokerage or custodian account; all entries remain at the issuer level on the CVR Register.

(e) The Transfer Agent shall configure the Entitlement Class Code to: (1) disable certificate issuance; (2) disable DWAC/FAST and all depository feeds; (3) disable the transfer module and lien/pledge flags; (4) restrict processing to corporate action payout and reporting functions; and

(5) tag the class as “Contract Right—Non-Security” in system metadata and reporting headers.

(f) The Company will furnish to the Transfer Agent the Record Date holder file and share balances; the Transfer Agent will post a 1:1 Entitlement to each such holder; street-name omnibus positions shall be broken out to underlying beneficial owners only if and to the extent the Company’s equity securities are maintained in registered form with look-through data; otherwise, the Entitlement shall be recorded to the record holder with directions to allocate payments pursuant to Section 2.4 solely through issuer-level cheque or ACH, not through depository credit.

(g) The Rights Agent shall be entitled to rely on all holder data provided by the Company or its Transfer Agent and shall be indemnified by the Company (as more fully set out in Article 8) for any errors or omissions in such data not caused by the Rights Agent’s gross negligence, fraud, bad faith or willful misconduct.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each Calendar Quarter during the CVR Term, commencing with the first CVR Payment Period in which the Company receives Gross Proceeds, the Company shall deliver to the Rights Agent a CVR Payment Statement for such CVR Payment Period. Subject to the last sentence of this Section 2.4(a), concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, the Company shall pay the Rights Agent in U.S. dollars an amount equal to the CVR Payment for the applicable CVR Payment Period. Such CVR Payment will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than twenty (20) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, or by ACH/wire to the address or account of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. For the avoidance of doubt, CVR Payments to Holders shall be made solely as a corporate action payout against the Entitlement positions on the CVR Register, no CVR Payments shall be made through any securities depository or broker-dealer system; the Transfer Agent shall process only payout and reporting functions for such corporate action and shall not post any transactions that change Entitlement quantities, other than global cancellations pursuant to Section 7.10 or pro rata adjustments expressly provided herein. The Rights Agent shall as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(a), send each Holder at its registered address a copy of such statement. For the avoidance of doubt the Company shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of the Company’s obligations set forth in this Section 2.4(a). Notwithstanding anything to the contrary herein, no CVR Payment shall become due and payable to any Holder until such time as the then-outstanding and undistributed Net Settlement Proceeds exceeds $50,000,000 in the aggregate.

(b) If directed by the Company, the Rights Agent shall request, and each Holder agrees to provide, an IRS Form W-9, W-8, or other required tax form to avoid U.S. federal backup withholding on payments under this Agreement. The Company may deduct and withhold any required taxes or charges under applicable law, and the Rights Agent is authorized to do so. Withheld amounts paid to the appropriate Governmental Authority shall be treated as paid to the relevant Person. The Company will provide written withholding and reporting instructions to the Rights Agent as needed. The Rights Agent’s responsibilities for tax withholding, reporting, or payment are limited to those specified herein or as instructed by the Company.

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the applicable Calendar Quarter end (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), and any Holder will thereafter look only to the Company for payment of such CVR Payment (which shall be without interest). The Rights Agent shall have no obligation to monitor, research or comply with any abandoned property, escheatment or similar laws and shall be fully indemnified by the Company (as more fully set out in Article 8) for any liability, cost or expense arising from acting or refraining from acting in accordance with the Company’s written instructions regarding such matters.

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the applicable Calendar Quarter end (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of the Company and will be transferred to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither the Company nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, the Company agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to the Company, a public office or a person nominated in writing by the Company.

(e) The Transfer Agent shall generate Holder-level payout files and summary reconciliation reports for each CVR Payment, including pre- and post-payment position reports and outstanding/unpaid registers, and shall provide the Company and Rights Agent with standard corporate action audit packs sufficient to evidence reconciliation of Funds to payments and breaks.

(f) As more fully provided for in Article 8, the Company shall provide written tax withholding and reporting instructions to the Rights Agent and indemnify and hold harmless the Rights Agent (as more fully provided for in Article 8) from any liability arising out of tax withholding, reporting, or escheatment of unclaimed property, except to the extent caused by the Rights Agent’s gross negligence, fraud, bad faith or willful misconduct.

(g) The Rights Agent shall have no obligation to issue tax slips unless expressly instructed in writing by the Company.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) When issued, the CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) When issued, the CVRs will not represent any equity or ownership interest in the Company or in any constituent company. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Company. For avoidance of doubt, the Entitlement ledger and Entitlement Class Code are ministerial records for a contract right and do not evidence the issuance or transfer of any “security” under the Exchange Act or any other securities law; no Form 8-A, Form 10 or other registration is contemplated or required by reason of this Agreement.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of the Company or any of its subsidiaries either at Law or in equity. The rights of any Holder and the obligations of the Company and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of the Company’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs.

Section 2.6 Ability to Abandon a CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to the Company without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit the Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion. Upon abandonment or Company acquisition of a CVR, the Transfer Agent shall mark the related Entitlement position as cancelled in the Entitlement Class Code and suppress any residual payout, with audit trace retained as provided in Section 4.4.

Section 2.7 Intended Tax Treatment. Except to the extent otherwise required by applicable Law, for U.S. federal income tax (and applicable state and local income tax purposes), the parties agree to treat the issuance of the CVRs as not constituting a current distribution and all CVR Payments for all Tax purposes as distributions of money governed by Section 301 of the Code, which will constitute a dividend to the extent payable out of the Company and its Affiliates’ “earnings and profits” (pursuant to Section 316 of the Code) in the taxable year when the CVR Payment is made (the “Intended Tax Treatment”).

ARTICLE 3
THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent is acting solely as an administrative agent and not as a fiduciary for the Holders and shall have only the duties expressly set forth herein; no implied duties or obligations shall be inferred.

(b) The Rights Agent will not have any liability for any actions taken , suffered or omitted to be taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction).

(c) Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent in connection with this Agreement (but not including reimbursable expenses and other charges) during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(d) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any legal proceedings at Law or otherwise to make any demand upon the Company. The Rights Agent may (but shall not be required to in any manner whatsoever) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register. For greater certainty, The Rights Agent shall have no obligation to initiate, pursue, or enforce any action, claim, or proceeding on behalf of the Holders or the Company in connection with this Agreement or the CVRs. The Rights Agent may, but shall not be required to, take any such action only upon (i) receiving prior written instructions from the Company or the Acting Holders, and (ii) being provided with adequate indemnity and pre-funding, satisfactory to the Rights Agent in its sole discretion, for all costs and expenses (including legal fees) that may be incurred. Any recovery resulting from an action taken at the Company’s or Acting Holders’ direction will be for the proportionate benefit of all Holders, and the Rights Agent shall not be deemed to have assumed any fiduciary duty to the Holders by reason of taking or refraining from taking any such action

(e) To the extent the Rights Agent or the Company’s Transfer Agent performs any functions with respect to the CVR Register or Entitlement Class Code, it acts solely in an administrative capacity to record and process payments for a contract right; no issuance, transfer, exchange, or cancellation of any security is authorized or may be effected through the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent will perform only the duties expressly stated in this Agreement, with no implied obligations, and its permissive rights are not duties. The Rights Agent may rely on and be protected by the Company for acting or not acting on any document reasonably believed to be genuine and properly signed or presented by the Company, or on an Officer’s Certificate for proof or authorization, and will not be liable for such actions, absent bad faith, willful misconduct, fraud, or gross negligence (as determined by a final court judgment).

(b) If the Rights Agent reasonably believes there is ambiguity or uncertainty in this Agreement or any related communication, it will notify the Company promptly and may, at its discretion, refrain from acting without liability to the Company, any Holder, or others, and shall be fully protected and shall not be liable in any way for refraining from taking such action until it receives written instructions resolving the ambiguity or uncertainty to its reasonable satisfaction. The Rights Agent may consult with counsel of its choice, and their advice or opinion will protect the Rights Agent, absent bad faith, willful misconduct, fraud, or gross negligence (as determined by a final court judgment).

(c) The Company agrees (i) to pay the reasonable, out-of-pocket and documented fees and expenses of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as mutually agreed upon in writing by the Rights Agent and the Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement.

(d) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it. The Rights Agent shall have no responsibility to the Company, any holders of CVRs, any holders of shares of common stock or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(e) The obligations of the Company and the rights of the Rights Agent under this Section 2.4, Section 3.1 and Section 3.2 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

(f) The Rights Agent is acting solely as an administrative agent and not as a fiduciary for the Holders and shall have only the duties expressly set forth herein; no implied duties or obligations shall be inferred. Any amendment that increases the Rights Agent’s duties or liability shall require its prior written consent. The Rights Agent may refrain from acting when instructions are ambiguous until receiving written instructions resolving the ambiguity without liability.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to the Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) The Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, the Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if the Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then any Holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) The Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If the Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of the Company.

(e) The Rights Agent will reasonably cooperate with the Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

(f) Upon resignation or removal, the Company shall promptly pay all outstanding fees and reimbursable expenses of the Rights Agent and cover the reasonable costs of transferring records to a successor Rights Agent.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to the Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of the Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent, except such rights which survive its resignation or removal under the terms hereunder.

ARTICLE 4
COVENANTS

Section 4.1 List of Holders. The Company will furnish or cause to be furnished to the Rights Agent, in such form as the Company receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within fifteen (15) Business Days following the Record Date.

Section 4.2 Books and Records. The Company shall cause the Transfer Agent to maintain accurate Entitlement class setup documentation, the CVR Register, and all corporate action payout files, reconciliations, and exception/break reports necessary to evidence each CVR Payment and position change (including global cancellations) in accordance with this Agreement.

Section 4.3 Audits. Until this Agreement expires and for one year after, the Company must maintain detailed records to verify payment accuracy. The Acting Holders may appoint an independent accounting firm, reasonably acceptable to the Company, to audit these records to confirm payments, covering the period from the first CVR Payment Period with Gross Proceeds to the end of the CVR Term. The firm must sign a confidentiality agreement before auditing and only disclose whether reports are accurate and any discrepancies. Audits occur during business hours with prior notice, no more than once yearly, and each period can be audited once, unless the Company restates financials, allowing a second audit. The Company will adjust payments based on audit results and promptly issue a certificate and revised CVR Payment Statement to the Rights Agent, who may rely on these without liability. Acting Holders bear audit costs unless an underpayment of 20% or more is found, then the Company is responsible for payment.

Section 4.3 Recordkeeping. The Transfer Agent shall maintain records relating to the Entitlement Class Code, the CVR Register, corporate action setup and payment processing, reconciliations, escheatment handling, and communications logs in a manner consistent with customary transfer agent practices.

ARTICLE 5
AMENDMENTS

Section 5.1 Amendments Without Consent of Holders.

(a) The Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

i.	to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

ii.	subject to Section 6.1, to evidence the succession of another person to the Company and the assumption of any such successor of the covenants of the Company outlined herein in a transaction contemplated by Section 6.1;

iii.	to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

iv.	to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

v.	as may be necessary or appropriate to ensure that the CVRs are not subject to registration or treated as a security under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state, provincial, or foreign securities laws, and to maintain the non-transferable Entitlement structure contemplated by Section 2.3;

vi.	to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, (ii) in order to give effect to the provisions of Section 2.7 or (iii) following a transfer of such CVRs to the Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

vii.	as may be necessary or appropriate to ensure that the Company complies with applicable Law; or

viii.	to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

(b) Promptly after the execution by the Company of any amendment pursuant to this Section 5.1, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by the Company without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), the Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 The Company May Not Consolidate, Etc. During the CVR Term, the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(a) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety (the “Surviving Person”) shall (i) expressly assume payment of amounts on all CVRs (when and as due hereunder) and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed, and (ii) as of closing, continue the Entitlement Class Code and CVR Register on substantially the same non-transferable, issuer-level basis described herein or establish a successor entitlement ledger with equivalent functionality and suppression of transfer; and

(b) The Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted. Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.3, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein.

ARTICLE 7
INDEMNIFICATION

Section 7.1 Indemnity. The Company shall indemnify, defend and hold harmless the Rights Agent and its affiliates, directors, officers, employees and agents (each, an “Indemnified Party”) from and against any and all losses, liabilities, damages, judgments, fines, penalties, costs, claims, demands, suits or expenses (including the reasonable fees and disbursements of counsel and the costs of enforcing this indemnity) (collectively, “Losses”) arising out of or in connection with (i) the Rights Agent’s exercise or performance of its rights, powers, duties and obligations under this Agreement, (ii) any action taken or omitted to be taken by the Rights Agent in good faith pursuant to this Agreement or in reliance upon any notice, certificate, instruction or other instrument reasonably believed by the Rights Agent to be genuine and properly authorized, or (iii) any claim by a Holder or third party relating to the CVRs, the Entitlements or the payments hereunder, except to the extent that such Losses are determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, fraud, bad faith or willful misconduct.

Section 7.2 Advancement of Expenses. Upon written request by an Indemnified Party, the Company shall promptly advance funds to such Indemnified Party to cover Losses reasonably anticipated to be incurred in connection with the matters described in subsection (a), subject to the obligation to repay such advances if it is ultimately determined by a final non-appealable judgment that the Indemnified Party is not entitled to indemnification hereunder.

Section 7.3 Survival. The Company’s obligations under this Section 7.3 shall survive the resignation, replacement or removal of the Rights Agent and the expiration or termination of this Agreement and shall apply to any claim or proceeding arising out of facts or events occurring before such resignation, removal, expiration or termination.

Section 7.4 No Limitation. The rights of the Indemnified Parties under this Section 7.4 are in addition to and not in limitation of any other rights to indemnification or reimbursement that may be available at law, in equity, under contract or otherwise.

ARTICLE 8
MISCELLANEOUS

Section 8.1 Notices to Rights Agent and to the Company. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) when sent, fees prepaid, via a reputable international overnight courier service in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (b) (except in the case of the Rights Agent) when sent, if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

Marelli Trust Company Limited

Marrelli Trust Company Limited

~~C/o DSA Corporate Services~~ L.P., 82 Richmond Street East, Toronto, ON M5C 1P1

if to the Company, to:

Quantum Biopharma Ltd.

55 University Avenue, Suite 1003
Toronto, ON, M5J2H7 Canada

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 8.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders. Notice delivery to Holders may include inclusion within the corporate action notice package associated with a CVR Payment and/or a standalone notice posted to the Company’s investor relations website with a cross-mailing to record Holders as of the most recently available CVR Register.

Section 8.3 Entire Agreement. As between the Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 8.4 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 8.5 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Company and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without the Company’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, the Company may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom the Company is merged or consolidated, or any entity resulting from any merger or consolidation to which the Company shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, the Assignee shall comply with Article 6 hereof. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 8.6 Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than the Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. The Holders shall be intended third-party beneficiaries of the provisions of this Agreement; provided that, except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or legal proceeding at Law or in equity with respect to this Agreement or otherwise to enforce the Holders’ rights hereunder, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to any conflict of law principles that would result in the application of the laws of any other jurisdiction. This Agreement shall be treated in all respects as an Ontario contract. Each of the parties hereto, which shall include the Holders, irrevocably submits to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Agreement and the transactions contemplated herein. The Company shall indemnify and reimburse the Rights Agent for any additional travel or legal costs incurred by the Rights Agent in connection with proceedings in Ontario or any other jurisdiction arising from this Agreement.

Section 8.8 Severability Clause. The provisions of this Agreement are severable. If any provision of this Agreement shall be deemed by any court of competent jurisdiction or held to be invalid or void or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

Section 8.9 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 8.10 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Term. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments have been made, if applicable. Upon termination or expiry of this Agreement pursuant to this Section 7.10, (i) all CVRs issued hereunder shall be automatically cancelled and forfeited by the Holders without any consideration or payment therefor, and (ii) the Company shall instruct the Transfer Agent to globally cancel all Entitlement positions in the Entitlement Class Code, with the CVR Register retained in accordance with Section 4.4. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination. Upon termination or expiry of this Agreement, the Rights Agent’s role in cancelling Entitlements shall be purely ministerial and performed solely at the Company’s written instruction and expense, and the Rights Agent shall have no liability for any residual claims, disputes or obligations arising from or related to such cancellation.

Section 8.11 Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent the performance of services hereunder (the “Funds”) shall be held by the Rights Agent, as agent for the Company, and deposited in one or more bank accounts to be maintained by the Rights Agent, in its name as agent for the Company. The Rights Agent shall have no duty to invest any funds held hereunder, shall have no liability for bank failure, and any interest earned, if any, shall belong solely to the Company. Funds shall be deposited only in accounts with depositories reasonably acceptable to the Company and the Rights Agent.

Section 8.12 Further Assurance by Company. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 8.13 Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, epidemic, pandemic, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

Section 8.14 Construction. As used in this Agreement, (i) words in the singular include the plural and vice versa, and words of one gender include all genders; (ii) “include” and “including” mean “including without limitation”; (iii) headings are for convenience only and do not affect interpretation; (iv) references to “Article” or “Section” are to the indicated provisions of this Agreement, and references to this Agreement or any other agreement or document are to such agreement or document as amended, restated, replaced, supplemented or novated from time to time (including all schedules); (v) periods of time begin on the day after the triggering event and end at 4:30 p.m. on the last day (or at 4:30 p.m. on the next Business Day if the last day is not a Business Day); (vi) dates and times are deemed to be New York City, United States, unless otherwise specified; (vii) this Agreement is the product of joint drafting and shall be construed accordingly without presumption against any party; and (viii) “$” and “USD” refer to United States dollars.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

QUANTUM BIOPHARMA LTD.

By:	/s/ Zeeshan Saeed
Name:	Zeeshan Saeed
Title:	CEO

MARELLI TRUST COMPANY LIMITED, as
Rights Agent

By:	/s/ Lisa Cripps
Name:	Lisa Cripps
Title:	President